UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Securities Purchase Agreement

On September 17, 2024, Altamira Therapeutics Ltd. (the “Company”) commenced a best efforts public offering (the “Offering”) of an aggregate of (i) 377,000 (the “Shares”) common shares, par value $0.002 per share, of the Company (the “Common Shares”), (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 5,178,556 Common Shares (the “Pre-Funded Warrant Shares”), (iii) Series A-1 warrants (the “Series A-1 Warrants”) to purchase up to an aggregate of 5,555,556 Common Shares (the “Series A-1 Warrant Shares”), and (iv) Series A-2 warrants (the “Series A-2 Warrants,” and together with the Series A-1 Warrants, the “Warrants”) to purchase up to an aggregate of 5,555,556 Common Shares (the “Series A-2 Warrant Shares”). Each Share or Pre-Funded Warrant, as applicable, was sold together with one Series A-1 Warrant to purchase one Common Share and one Series A-2 Warrant to purchase one Common Share. The public offering price for each Share and accompanying Warrants was $0.72, and the public offering price for each Pre-Funded Warrant and accompanying Warrants was $0.718. The Pre-Funded Warrants have an exercise price of $0.002 per share, are exercisable immediately and expire when exercised in full. The Warrants have an exercise price of $0.72 per share and are exercisable immediately. The Series A-1 Warrants expire on the earlier of the eighteen-month anniversary of the initial issuance date or 60 days following the date the Company publicly announces positive biodistribution data for AM-401 or AM-411 nanoparticles. The Series A-2 Warrants expire on the earlier of the five-year anniversary of the initial issuance date or six months following the date the Company publicly announces the entry into one or more agreements relating to the further development and commercialization for AM-401 or AM-411, provided at least one such agreement covers a territory that includes all or a part of the European Union or the United States.

H.C. Wainwright & Co., LLC acted as the exclusive placement agent (the “Placement Agent”) for the Offering.

The net proceeds of the Offering, after deducting the fees and expenses of the Placement Agent, described in more detail below, and other offering expenses payable by the Company, but excluding the net proceeds, if any, from the exercise in cash of the Pre-Funded Warrants and Warrants, were approximately $3.3 million. The potential additional gross proceeds to the Company from the Series A-1 Warrants and Series A-2 Warrants, if fully exercised on a cash basis, will be approximately $8.0 million. No assurance can be given that any of the Series A-1 Warrants or Series A-2 Warrants will be exercised. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on September 19, 2024 (the “Closing”).

In connection with the Offering, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”). In connection with the Offering, the Company’s directors and officers entered into lock-up agreements, pursuant to which, for a period of 75 days following the Closing, each agreed not to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into, or exercisable or exchangeable for, Common Shares, subject to customary exceptions. In addition, pursuant to the Purchase Agreement, the Company has agreed (i) not to (a) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or any securities convertible into, or exercisable or exchangeable for, Common Shares or (b) file any registration statement or amendment or supplement thereto, in each case subject to certain exceptions, for a period of 75 days following the Closing, and (ii) not to effect or enter into an agreement to effect any issuance of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares involving a Variable Rate Transaction (as defined in the Purchase Agreement) until the two-year anniversary of the Closing, subject to certain exceptions.

The Purchase Agreement contains customary representations, warranties, covenants and agreements by the Company, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

A holder will not have the right to exercise any portion of the Warrants or Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants or the Pre-Funded Warrants, respectively.

Pursuant to an Engagement Letter (the “Engagement Letter”) with the Placement Agent, the Company agreed to pay the Placement Agent in connection with the Offering (i) a cash fee equal to 7.5% of the aggregate gross proceeds received in the Offering, (ii) a management fee equal to 1.0% of the aggregate gross proceeds received in the Offering, (iii) up to $100,000 for fees and expenses of the Placement Agent’s counsel and other out of pocket expenses, (iv) a non-accountable expense allowance of $20,000 and (v) $15,950 for the clearing expenses.

Also pursuant to the Engagement Letter, the Company, in connection with the Offering, agreed to issue to the Placement Agent or its designees warrants (the “Placement Agent Warrants”) to purchase up to an aggregate of 361,111 Common Shares (the “Placement Agent Warrant Shares”) (which represents 6.5% of the Shares and Pre-Funded Warrants sold in the Offering). The Placement Agent Warrants have substantially the same terms as the Warrants issued and sold in the Offering, except that the Placement Agent Warrants have an exercise price of $0.90 per share and expire on September 17, 2029.

The Shares, the Pre-Funded Warrants, the Pre-Funded Warrant Shares, the Series A-1 Warrants, the Series A-1 Warrant Shares, the Series A-2 Warrants, the Series A-2 Warrant Shares, the Placement Agent Warrants and the Placement Agent Warrant Shares were offered by the Company pursuant to a Registration Statement on Form F-1 originally filed on August 22, 2024, as amended (including the prospectus forming a part of such Registration Statement), with the Securities and Exchange Commission (the “SEC”) under the Securities Act (File No. 333-281724), and declared effective by the SEC on September 17, 2024.

The foregoing description of the Purchase Agreement, the Pre-Funded Warrants, the Series A-1 Warrants, the Series A-2 Warrants and the Placement Agent Warrants is not complete and is qualified in its entirety by reference to the full text of the form of Purchase Agreement, the form of Pre-Funded Warrant, the form of Series A-1 Warrant, the form of Series A-2 Warrant and the form of Placement Agent Warrant, copies of which are filed as Exhibits 10.1, 4.1, 4.2, 4.3, and 4.4, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Amendment to Existing Warrants

On September 17, 2024, the Company entered into an amendment to an existing warrant (the “Warrant Amendment”) with the Investor, pursuant to which the Company agreed that certain existing warrants to purchase up to an aggregate of 555,556 Common Shares that were previously issued to the Investor in July 2023 at an exercise price of $9.00 per Common Share and with an expiration date of July 10, 2028, will be amended effective upon the Closing such that the amended warrants will have a reduced exercise price of $0.72 per Common Share and will expire five years following the Closing.

The foregoing description of the Warrant Amendment is not complete and is qualified in its entirety by reference to the full text of the form of Warrant Amendment, a copy of which is filed as Exhibit 10.2 to this Report on Form 6-K and is incorporated herein by reference

Other Events

On September 17, 2024, the Company issued a press release announcing the pricing of the Offering and on September 19, 2024, the Company issued a press release announcing the Closing. A copy of each such press release is attached as Exhibit 99.1 and 99.2, respectively, to this Report on Form 6-K and they are hereby incorporated by reference herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including the exhibits to this Report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584, 333-272338 and 333-276427) and Form S-8 (Registration Numbers 333-232735, 333-252141 and 333-278595) of Altamira Therapeutics Ltd. and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Pre-Funded Warrant

4.2	Form of Series A-1 Warrant

4.3	Form of Series A-2 Warrant

4.4	Form of Placement Agent Warrant

10.1	Form of Securities Purchase Agreement

10.2	Form of Warrant Amendment

99.1	Press Release, dated September 17, 2024

99.2	Press Release, dated September 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: September 19, 2024	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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